UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 8, 2017, and entitled “Orbotech Reports Fourth Quarter and Full Year 2016 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Operations.

4.	Registrant’s Reconciliation of GAAP to Non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBITDA.

6.	Registrant’s Condensed Consolidated Statements of Cash Flows.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS FOURTH QUARTER AND FULL YEAR 2016 RESULTS

2016 fourth quarter highlights

•	Record revenues of $215 million

•	Gross margin of 46.8%

•	GAAP net income margin of 11.9%; adjusted EBITDA margin of 23.2%

•	Cash flow from operations of $49 million

•	GAAP EPS of $0.53 (diluted); non-GAAP EPS of $0.70 (diluted)

•	GAAP and non-GAAP EPS include the negative impact of $4.8 million related to currency translation and hedging loss

2016 full year highlights compared with 2015 full year

•	Revenues of $806 million, up 7% compared with $753 million

•	Gross margin of 46.2%, compared with 45.2%

•	GAAP net income margin of 9.9%, compared with 7.5%; adjusted EBITDA margin of 20.8%, compared with 19.0%

•	Cash flow from operations of $108 million, compared with $89 million

•	GAAP EPS of $1.71 (diluted), up 31% from $1.31 (diluted); Non-GAAP EPS of $2.52 (diluted), up 21% from $2.09 (diluted)

•	GAAP and non-GAAP EPS include the negative impact of $6.0 million related to currency translation and hedging loss

2017 first quarter guidance

•	Quarterly revenue range: $180 million to $190 million

•	Quarterly gross margin range of 45.5% – 46.0%

YAVNE, ISRAEL, FEBRUARY 8, 2017 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company”) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2016.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “Our fourth quarter results marked a strong finish to a very successful year for Orbotech. In 2016, we posted record revenues on both annual and quarterly bases, as well as year over year growth and improved profitability in each of our three principal operating divisions. We generated significant cash from operations, enhanced our balance sheet, strengthened our competitive position in all major business areas and continued to implement our growth strategy. As we enter 2017, we feel encouraged by positive industry trends, such as growth in flexible OLED manufacturing, increased electronic content in smartphones and automobiles and progress in advanced packaging and MEMS. We expect significant revenue contribution from new products launched during 2016. These solutions, together with our ongoing research and development efforts, are not only an important ingredient of our future growth, but should increase our total addressable market and create new opportunities for the Company, while at the same time strengthening our position as an enabler of critical technologies for the manufacture of future electronic products and devices. We expect our results in 2017 to be more backend loaded compared to previous years, due to timing of deliveries, and that the estimated revenues in the first quarter will be the lowest during 2017. Overall, we expect favorable industry trends, as well as our technological leadership and longstanding relationships with key designers and manufacturers, to lead to revenue growth and ongoing profitability improvement during 2017.”

Revenues for the fourth quarter of 2016 totaled $215.0 million, compared with $188.2 million in the fourth quarter of 2015, and $205.0 million in the third quarter of 2016.

In the Company’s Production Solutions for Electronics Industry segment:

•	Revenues from the Company’s semiconductor device (“SD”) business were $62.1 million (including $48.4 million in equipment sales) in the fourth quarter of 2016. This compares to SD revenues of $70.1 million (including $57.5 million in equipment sales) in the fourth quarter of 2015.
•	Revenues from the Company’s printed circuit board (“PCB”) business were $77.2 million (including $48.6 million in equipment sales) in the fourth quarter of 2016. This compares to PCB revenues of $67.9 million (including $38.3 million in equipment sales) in the fourth quarter of 2015.

•	Revenues from the Company’s flat panel display (“FPD”) business were $71.6 million (including $60.2 million in equipment sales) in the fourth quarter of 2016. This compares to FPD revenues of $45.4 million (including $35.9 million in equipment sales) in the fourth quarter of 2015.

Revenues in the Company’s other segments totaled $4.2 million in the fourth quarter of 2016, compared with $4.8 million in the fourth quarter of 2015.

Service revenues for the fourth quarter of 2016 were $55.6 million, compared with $53.8 million in the fourth quarter of 2015.

Revenues for the full year of 2016 totaled $806.4 million, compared with $752.5 million for the full year of 2015.

Gross profit and gross margin in the fourth quarter of 2016 were $100.7 million and 46.8%, respectively, compared with $84.6 million and 45.0%, respectively, in the fourth quarter of 2015. Gross profit and gross margin in the full year of 2016 were $372.4 million and 46.2%, respectively, compared with $339.8 million and 45.2%, respectively, in the full year of 2015.

GAAP net income and GAAP net income margin in the fourth quarter of 2016 were $25.6 million and 11.9%, respectively, compared with $16.0 million and 8.5%, respectively, in the fourth quarter of 2015. GAAP net income and GAAP net income margin for the full year of 2016 were $79.4 million and 9.9%, respectively, compared with $56.8 million and 7.5% in the full year of 2015.

GAAP earnings per share (diluted) for the fourth quarter of 2016 were $0.53, compared with $0.37, for the fourth quarter of 2015. GAAP earnings per share (diluted) for the full year of 2016 were $1.71 compared with $1.31 in the full year of 2015.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the fourth quarter of 2016 were $49.9 million and 23.2%, respectively, compared with $35.6 million and 18.9%, respectively, in the fourth quarter of 2015. Adjusted EBITDA and adjusted EBITDA margin for the full year of 2016 were $168.1 million and 20.8%, respectively, compared with $143.2 million and 19.0% for the full year of 2015.

Financial expenses for the fourth quarter of 2016 were $5.7 million which included a currency translation and hedging loss of $4.8 million, mainly due to the strengthening of the U.S. dollar against other currencies during the quarter. GAAP and non-GAAP earnings per share include this negative $4.8 million impact. During the fourth quarter, the Company prepaid $20 million of its long-term debt.

Non-GAAP net income and non-GAAP net income margin for the fourth quarter of 2016 were $33.7 million and 15.7%, respectively, compared with $23.4 million and 12.4%, respectively, for the fourth quarter of 2015. Non-GAAP net income and non-GAAP net income margin for the full year of 2016 were $116.9 and 14.5%, respectively, compared with $90.8 million and 12.1%, respectively, for the full year of 2015.

Non-GAAP earnings per share (diluted) for the fourth quarter of 2016 were $0.70, compared with $0.54 per share, for the fourth quarter of 2015. Non-GAAP earnings per share (diluted) for the full year of 2016 were $2.52, compared with $2.09 for the full year of 2015.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure (the “Reconciliation”) is included at the end of this press release.

As of December 31, 2016, the Company had cash, cash equivalents (including restricted cash), short term bank deposits and marketable securities of $236.6 million, and debt of $88.4 million. During the fourth quarter of 2016, the Company generated cash from operations of $49.2 million. As of December 31, 2016, the actual number of ordinary shares outstanding was approximately 47.8 million.

Applied Microstructures acquisition

During the fourth quarter of 2016, the Company acquired the assets of Applied Microstructures, Inc. (“AMST”) for $6.4 million in cash and earn-out payments of up to $10.5 million over 15 months. The Company estimates that the earn-out will total $1.5 million and be payable in the first quarter of 2018. AMST is part of the SD division, offering an adjacent process in MEMS, with potential expansion in encapsulation. The Company estimates that annual revenue contribution from this purchase will be in the range of $6 million to $8 million with such annual revenues contributing higher gross margins than the average products’ gross margin.

First Quarter 2017 Guidance

The Company expects revenues for the first quarter of 2017 to be in the range of $180 million to $190 million, and gross margin to be in the range of 45.5% – 46.0%.

Conference Call

An earnings conference call for the Company’s fourth quarter and full year 2016 results is scheduled for today, February 8, 2017, at 9:00 a.m. EDT. The dial-in number for the conference call is +1-646-254-3367 or (US toll-free) 877-280-1254 and a replay will be available on telephone number +1-347-366-9565 or (US toll-free) 866-932-5017 until February 22, 2017. The pass code is 6525115 or Orbotech Q4. A live webcast of the conference call can also be heard by accessing the Company’s website at: http://edge.media-server.com/m/p/bp4qjpdv. The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioarchives.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a global innovator of enabling technologies used to manufacture the world’s most sophisticated consumer and industrial electronic products. Orbotech is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of PCBs, FPDs, micro-electro-mechanical systems (MEMS), RF devices, power semiconductors and other electronic components. Orbotech’s solutions include automated optical inspection and shaping, direct imaging, laser drilling, inkjet printing, array test and repair, yield management, and etch and deposition wafer process solutions. Today, virtually every electronic device in the world is produced using Orbotech systems. For more information, visit http://www.orbotech.com/ and www.spts.com

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the Brexit process and administration change in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the ongoing audit in Israel (the amount of taxable income is subject to ongoing audit by the Israel tax authority and such audits often result in proposed assessments and any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex; however, the Company believes that it has provided adequately for any reasonably foreseeable outcomes related to the tax audit, but future results may include favorable or unfavorable material adjustments to estimated tax liabilities in the periods when the assessments are made or resolved or the audit is closed), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and the impact, of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	December 31 2016	December 31 2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$216,292	$162,102
Restricted cash	12,487	13,617
Marketable securities		409
Short-term bank deposits	789	9,550
Accounts receivable:
Trade	326,343	284,192
Other	47,258	55,906
Inventories	132,435	133,250

Total current assets	735,604	659,026

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	7,012	5,637
Funds in respect of employee rights upon retirement	8,375	8,130
Deferred income taxes	19,840	20,147
Equity method investee and other receivables	9,113	10,144

	44,340	44,058

PROPERTY, PLANT AND EQUIPMENT, net	62,375	58,982

OTHER INTANGIBLE ASSETS, net	84,210	109,635

GOODWILL	176,374	170,177

Total assets	$1,102,903	$1,041,878

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$16,364	$13,937
Accounts payable and accruals:
Trade	72,085	65,037
Other	114,692	94,930
Deferred income	28,576	29,282

Total current liabilities	231,717	203,186

LONG-TERM LIABILITIES:
Long-term loan, net	72,002	218,372
Other long-term liability	1,471
Liability for employee rights upon retirement	22,973	21,535
Deferred income taxes	14,392	16,984
Other tax liabilities	7,567	14,045

Total long-term liabilities	118,405	270,936

Total liabilities	350,122	474,122

EQUITY:
Share capital	2,381	2,209
Additional paid-in capital	420,185	306,612
Retained earnings	440,159	360,721
Accumulated other comprehensive loss	(9,221)	(1,506)

	853,504	668,036
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. shareholders’ equity	753,965	568,497
Non-controlling interest	(1,184)	(741)

Total equity	752,781	567,756

Total liabilities and equity	$1,102,903	$1,041,878

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Year ended December 31		Three months ended December 31
	2016	2015	2016	2015
Revenues	$806,402	$752,517	$215,042	$188,235
Cost of revenues	433,995	412,719	114,361	103,623

Gross profit	372,407	339,798	100,681	84,612

Operating expenses:

Research and development, net	107,095	103,854	27,046	27,596
Selling, general and administrative	124,356	117,493	31,999	28,371
Equity in earnings of Frontline	(3,445)	(5,849)	(1,134)	(1,873)
Amortization of intangible assets	27,456	30,224	6,706	6,677
Gain from the sale of the Thermal product business		(628)

Total operating expenses	255,462	245,094	64,617	60,771

Operating income	116,945	94,704	36,064	23,841
Financial expenses - net	21,042	23,585	5,724	5,180

Income before taxes on income	95,903	71,119	30,340	18,661
Taxes on income	16,308	13,788	4,709	2,651
Share in losses of equity method investee	600	615	150	200

Net income	78,995	56,716	25,481	15,810
Net loss attributable to
the non-controlling interests	(443)	(55)	(150)	(237)

Net income attributable to Orbotech Ltd.	$79,438	$56,771	$25,631	$16,047

Basic earnings per share	$1.74	$1.34	$0.54	$0.37

Diluted earnings per share	$1.71	$1.31	$0.53	$0.37

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	45,534	42,412	47,645	42,852
Diluted earnings per share	46,461	43,322	48,513	43,575

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	Year ended December 31		Three months ended December 31
	2016	2015	2016	2015
Net income attributable to Orbotech Ltd. on GAAP basis	$79,438	$56,771	$25,631	$16,047
Minority interest and equity losses	157	560		(37)
Taxes on income	16,308	13,788	4,709	2,651
Financial expenses	21,042	23,585	5,724	5,180
Depreciation and amortization	44,756	45,282	11,759	10,544
Gain from the sale of the Thermal product business		(628)
Equity-based compensation expenses	6,356	3,816	2,037	1,219

ADJUSTED EBITDA	$168,057	$143,174	$49,860	$35,604

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Year ended December 31		Three months ended December 31
	2016	2015	2016	2015
Reported operating income on GAAP basis	$116,945	$94,704	$36,064	$23,841
Equity-based compensation expenses	6,356	3,816	2,037	1,219
Amortization of intangible assets	27,456	30,224	6,706	6,677
Gain from the sale of the Thermal product business		(628)

Non-GAAP operating income	$150,757	$128,116	$44,807	$31,737

Reported net income attributable to Orbotech Ltd. on GAAP basis	$79,438	$56,771	$25,631	$16,047
Equity-based compensation expenses	6,356	3,816	2,037	1,219
Amortization of intangible assets	27,456	30,224	6,706	6,677
Gain from the sale of the Thermal product business		(628)
Tax adjustments re non-GAAP adjustments	(3,205)	(46)	(795)	(775)
Share in losses of equity method investee	600	615	150	200
Charges associated with the retirement of the 2014 Credit Agreement	6,228

Non-GAAP net income	$116,873	$90,752	$33,729	$23,368

GAAP earnings per diluted share	$1.71	$1.31	$0.53	$0.37

Non-GAAP earnings per diluted share	$2.52	$2.09	$0.70	$0.54

Shares used in earnings per diluted share computation - in thousands	46,461	43,322	48,513	43,575

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Year ended December 31		Three months ended December 31
	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$78,995	$56,716	$25,481	$15,810
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44,756	45,282	11,759	10,544
Compensation relating to equity awards granted to
employees and others - net	6,356	3,816	2,037	1,219
Decrease (Increase) in liability for employee rights upon retirement, net	943	(113)	(588)	(268)
Long- term loans discount amortization	1,866	897		325
Deferred financing costs amortization	5,692	2,010	107	479
Deferred income taxes	(2,693)	(2,024)	81	(2,472)
Amortization of premium and accretion of discount on marketable
Securities, net	145	145	33	14
Equity in earnings of Frontline, net of dividend received	1,261	(540)	156	(730)
Other	751	1,014	120	310
Gain from the sale of the Thermal product business		(628)
Increase in accounts receivable:
Trade	(41,607)	(37,067)	(6,292)	(5,280)
Other	(2,921)	(5,507)	(3,529)	(1,408)
Increase (decrease) in accounts payable and accruals:
Trade	6,898	353	9,632	6,182
Deferred income	(1,056)	(7,770)	734	519
Other	7,994	13,915	3,792	7,835
Decrease in inventories	1,080	18,765	5,651	1,455

Net cash provided by operating activities	108,460	89,264	49,174	34,533

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(23,550)	(19,348)	(6,163)	(7,992)
Consideration received for the sale of the Thermal product business	12,000	10,000
Withdraw of (investment in) bank deposits	8,761	450	3,047	(5,516)
Purchase of marketable securities	(5,553)	(1,099)	(717)	(945)
Redemption of marketable securities	4,337	821	720	821
Investment in equity method investee	(1,000)	(1,500)
Acquisition of the assets of AMST	(6,429)		(6,429)
Decrease (increase) in restricted cash	1,130	(3,617)	(3,042)	(3,542)
Increase in funds in respect of employee
rights upon retirement	249	510	55	65

Net cash used in investing activities	(10,055)	(13,783)	(12,529)	(17,109)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loan	(239,635)	(59,615)		(30,683)
Repayment of bank loan	(20,000)		(20,000)
Bank loan, net of $2 million financing costs	108,031
Issuance of shares, net	99,962
Employee stock options exercised	7,427	9,869	2,327	2,284

Net cash used in financing activities	(44,215)	(49,746)	(17,673)	(28,399)

Net increase (decrease) in cash and cash equivalents	54,190	25,735	18,972	(10,975)
Cash and cash equivalents at beginning of period	162,102	136,367	197,320	173,077

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$216,292	$162,102	$216,292	$162,102

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) tax impact; and/or (v) share in losses of equity method investee and amounts associated with non-controlling interests company; and/or (vi) charges associated with the financing activities related to the retirement of the Company’s 2014 credit agreement with JPMorgan.

The Company uses the non-GAAP measures indicated in the Reconciliation to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial and other expenses and items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, financial expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions and dispositions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

The effects of a sale or disposition of a business have also been excluded from the non-GAAP measures. This item is inconsistent in amount and frequency. By excluding the item from the non-GAAP measures, management is better able to evaluate the Company’s ability to utilize its existing businesses and estimate the long-term value that remaining businesses will generate for the Company. Furthermore, the Company believes that this adjustment correlates more closely with the sustainability of the Company’s operating performance.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. Adjusted EBITDA margin is a measurement of Orbotech’s adjusted EBITDA as a percentage of its revenues. Although the Company believes its presentation of adjusted EBITDA is useful, its adjusted EBITDA measure may not be comparable to similarly named measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2015, and its subsequent SEC filings.

Company Contact: Rami Rozen Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 Rami.rozen@orbotech.com	Tally Kaplan Porat Head of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date:	February 9, 2017